ASPI, Inc.
                                7609 Ralston Road
                                Arvada, CO 80002





                                November 14, 2011



Ms. Erin E. Martin
Mr. Michael McTiernan
Securities and Exchange Commission
Washington, DC 20549

Re:      ASPI, Inc.
         Preliminary Proxy Statement on Schedule 14A
         Filed November 4, 2011
         File No. 000-21477

Dear Ms. Martin and Mr. McTiernan:

	In response to your comment letter dated November 9, 2011, ASPI, Inc. acknowledges to the SEC that:

	1. The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

	2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	We believe this satisfies your requirement.

							Sincerely,

							ASPI, INC.



							Yuen Ling Look, CEO